Exhibit 99.1

NEOGAMES S.A.

SOCIÉTÉ ANONYME
REGISTERED OFFICE: 63-65, RUE DE MERL
L-2146 LUXEMBOURG

R.C.S. LUXEMBOURG: B186309

May 26, 2023

Dear Shareholders,

You are cordially invited to attend the 2023 annual general meeting (the Annual General Meeting) of NeoGames S.A. (the Company) to be held at 4:00 p.m. Luxembourg time on June 29, 2023 at the Company’s registered office: 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Convening Notice and Proxy Statement.

The board of directors of the Company (the Board of Directors) has fixed the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. Eastern Time) on May 25, 2023 as the record date for the Annual General Meeting (the Record Date), and only holders of record of ordinary shares at such time shall be admitted to and allowed to vote at the Annual General Meeting or any adjournment or postponement thereof.

Whether or not you plan to attend in person, it is important that your shares be represented and voted at the Annual General Meeting. If you are unable to attend the Annual General Meeting or you wish to be represented, we urge you to authorize a proxy to vote your ordinary shares in accordance with the instructions you received. This will not prevent you from voting your ordinary shares in person if you subsequently choose to attend the Annual General Meeting.

Proxy cards must be received by the tabulation agent (Broadridge), or delivered to our officers in Israel at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time, on June 29, 2023 (i.e., 11:59 p.m. Eastern Time, on June 28, 2023) in order for such votes to be counted.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely, John E. Taylor, Jr. Chair of the Board

NEOGAMES S.A.

SOCIÉTÉ ANONYME
REGISTERED OFFICE: 63-65, RUE DE MERL
L-2146 LUXEMBOURG

R.C.S. LUXEMBOURG: B186309

Convening Notice to
the Annual General Meeting of Shareholders
to be held on June 29, 2023 at 4:00 p.m. Luxembourg time
at 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg

May 26, 2023

Dear Shareholders,

The Board of Directors (the Board of Directors) of NeoGames S.A. (the Company) is pleased to invite you to attend the 2023 annual general meeting of shareholders (the Annual General Meeting) to be held at 4:00 p.m. Luxembourg time on June 29, 2023 at the Company’s registered office: 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, with the following agenda:

Agenda of the Annual General Meeting

1.
Approve the stand-alone annual statutory accounts of the Company for the year ended December 31, 2022, the approved consolidated statutory financial accounts for the year ended December 31, 2022, the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé);

2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2022;

3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2022;

4.
Elect the following candidate and members of the Board of Directors, as applicable, for the period starting after this Annual General Meeting and ending at the annual general meeting of the Shareholders approving the annual accounts for the financial year ending on December 31, 2023:

o	Mr. Steve Capp (Director);

o	Mr. Aharon Aran (Director);

o	Mr. Mordechay (Moti) Malool (Malul) (Director);

o	Mr. Barak Matalon (Director);

o	Mr. Laurent Teitgen (Director); and

o	Mr. John E. Taylor, Jr. (Director and Chair).

5.
Approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023;

6.	Approve the directors’ remuneration for the year ending December 31, 2023; and

7.
Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

The Board of Directors unanimously recommends that shareholders vote in favor of each of the foregoing proposals, as described in the accompanying proxy statement related to the Annual General Meeting.

The Annual General Meeting shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended (the Luxembourg Companies Act) and the Company’s articles of association.

Each of the items to be voted on at the Annual General Meeting will be passed by a simple majority of the votes validly cast by shareholders at the Annual General Meeting or having voted by proxy or by submitting a vote telephonically or electronically in accordance with the instructions on the proxy card or voting instruction form, as applicable.

Any shareholder who holds one or more ordinary shares of the Company at the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. Eastern Time) on May 25, 2023 (the Record Date) will be admitted to the Annual General Meeting and may vote at the Annual General Meeting. All holders of our ordinary shares planning to attend the Annual General Meeting in person should contact our Investor Relations department at Ir@neogames.com by 5:59 a.m. Luxembourg time, on June 29, 2023 (i.e., 11:59 p.m. Eastern Time, on June 28, 2023) to reserve a seat.

Please consult the Proxy Statement and the proxy card or the voting instruction form, as applicable, for the procedures for voting at the Annual General Meeting. The Proxy Statement and copies of the Company’s consolidated statutory financial statements and its annual statutory accounts for the financial year ended December 31, 2022 (the 2022 Financial Statements), which shall also be considered as the report of the Board of Directors and the Company’s approved statutory auditor (réviseur d’entreprises agréé) relating to the 2022 Financial Statements for purposes of the Luxembourg Companies Act, are available at https://ir.neogames.com/. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

A proxy statement describing the various matters to be voted on at the Annual General Meeting, along with a proxy card enabling the shareholders to indicate their vote on each matter, will be mailed on or about June 1, 2023 to all shareholders entitled to vote at the Annual General Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on the Company’s website at https://ir.neogames.com/financials/sec-filings.

Please note that proxy cards must be received by the tabulation agent (Broadridge), or delivered to our officers in Israel at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time, on June 29, 2023 (i.e., 11:59 p.m. Eastern Time, on June 28, 2023) in order for such votes to be counted. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Annual General Meeting (or to appoint a proxy to do so). Please follow the instructions on your voting instructions form to submit your vote.

Sincerely, John E. Taylor, Jr. Chair of the Board

- ii -

NEOGAMES S.A.

SOCIÉTÉ ANONYME
REGISTERED OFFICE: 63-65, RUE DE MERL
L-2146 LUXEMBOURG

R.C.S. LUXEMBOURG: B186309

PROXY STATEMENT
ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2023

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors (the Board of Directors) of NeoGames S.A. (the Company, NeoGames, we, our or us) for use at the 2023 annual general meeting of shareholders (the Annual General Meeting) to be held on June 29, 2023 (4:00 p.m. Luxembourg time, 10:00 a.m. Eastern Time) at the Company’s registered office: 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof.

The following documents will be available at https://ir.neogames.com/:

•	Proxy Statement.
•
Copies of the Company’s annual statutory accounts for the financial year ended December 31, 2022, the Company’s consolidated statutory financial statements for the financial year ended December 31, 2022 (together, the 2022 Financial Statements), the report prepared by the Board of Directors and the Company’s approved statutory auditor (réviseur d’entreprises agréé) relating to the 2022 Financial Statements.

•	Annual report pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, for the financial year ended December 31, 2022 (the Form 20-F).

Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with a reply envelope, are hereinafter referred to as the Proxy Materials.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), and as a result, we are not required to comply with proxy requirements under the Exchange Act.

How may the Proxy Materials be accessed?

We intend to mail the Proxy Materials on or about June 1, 2023 to all shareholders of our ordinary shares as of the Record Date. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

Who may vote?

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Annual General Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These Proxy Materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual General Meeting, but may not actually vote their shares in person at the Annual General Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. On May 22, 2023, 33,568,519 ordinary shares were issued and outstanding.

Each ordinary share is entitled to one vote on each of the matters presented to our shareholders at the Annual General Meeting.

What constitutes a quorum?

At any ordinary general meeting (including the Annual General Meeting), there is no quorum requirement.

What are broker non-votes and abstentions?

Broker non-votes occur when a broker holding ordinary shares in street name for a beneficial owner submits a proxy that votes the ordinary shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the ordinary shares and is unable to vote the ordinary shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote or holder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual General Meeting agenda that may be considered routine is Proposal No. 5 relating to the appointment of our statutory auditor for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023; however, as this Proxy Statement is prepared in compliance with Luxembourg Law rather than the rules applicable to domestic U.S. reporting companies, we cannot be certain whether Proposal No. 5 will be treated as a “routine” proposal and it is therefore important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals. Your broker will not be able to vote your ordinary shares with respect to any of the proposals or other matters considered at the Annual General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder.

How many votes are required for the approval of the proposals to be voted upon and how will abstentions and broker non-votes be treated?

Agenda Item	Votes required	Effect of Abstentions and Broker Non-Votes
Agenda Item No. 1: Approve the stand-alone annual statutory accounts of the Company for the year ended December 31, 2022, the approved consolidated statutory financial accounts for the year ended December 31, 2022, the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé).
	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 2: Approve allocation of the Company’s annual results for the financial year ended December 31, 2022.	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 3: Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2022.	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 4: Elect the candidate and the members of the Board of Directors, as applicable, for the period starting at this Annual General Meeting and ending at the annual general meeting of the Shareholders approving the annual accounts for the financial year ending on December 31, 2023.
	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 5: Approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023.
	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 6: Approve the directors’ remuneration for the year ending December 31, 2023.	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 7: Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

How can shareholders vote?

Registered Shareholders

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” section of the Company’s website at https://ir.neogames.com/financials/sec-filings.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals to be voted on at the Annual General Meeting, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board of Directors. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board of Directors on any other matters that may properly come before the Annual General Meeting.

Completed proxy cards should be returned in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Ballots will be passed out at the Annual General Meeting to anyone who wants to vote at the Annual General Meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual General Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction form. Please follow the instructions on the voting instruction form received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction form describes such voting methods. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank, broker or nominee how to vote its shares if you want your shares to count for each proposal.

Completed voting instruction forms should be returned as instructed on the form.

You may also vote in person at the Annual General Meeting. However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Annual General Meeting.

Voting by Phone or Internet

Whether you are a shareholder of record or hold ordinary shares in “street name” through a bank, broker or other nominee, you also have the following options to submit your vote:

•	Vote by phone calling 1-800-690-6903 from any touchtone telephone.

•	Vote by internet at www.proxyvote.com.

Have your proxy card or voting instruction form in hand when you call or access the online voting system, and then follow the instructions. You must transmit your voting instructions no later than 5:59 a.m. Luxembourg time, on June 29, 2023 (i.e., 11:59 p.m. Eastern Time, on June 28, 2023) in order for such votes to be counted.

Even if you plan to attend the Annual General Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual General Meeting.

What is the process for revocation of proxies?

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time on June 29, 2023, or to Broadridge by mail to 51 Mercedes Way, Edgewood, NY 11717, no later than 11:59 p.m. Eastern Time on June 28, 2023, cancelling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Annual General Meeting to the chair of the Annual General Meeting or (iii) by attending and voting in person at the Annual General Meeting. Attendance at the Annual General Meeting will not, in and of itself, constitute revocation of a proxy.

If you are a registered shareholder, you may request a new proxy card by contacting our Investor Relations department by e-mail at Ir@neogames.com. You should send any written notice or new proxy card to NeoGames S.A., c/o Broadridge, by mail to 51 Mercedes Way, Edgewood, NY 11717 or to the Company at its offices at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO.

Any street name holder may change or revoke previously given voting instructions by contacting the bank, brokerage firm or other nominee holding the ordinary shares or by obtaining a legal proxy from such bank, brokerage firm or nominee and voting in person at the Annual General Meeting. Your last voting instructions, prior to or at the Annual General Meeting, are the voting instructions that will be taken into account.

Who will count the votes?

Broadridge will receive and tabulate the proxies.

What if I do not specify how my shares are to be voted?

If you submit a proxy and direct the individual(s) named as proxies on how to vote your shares, the individual(s) named as proxies will vote your ordinary shares in the manner you indicate. If you submit a proxy but do not direct how your ordinary shares will be voted, the proxyholder will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

Will any other business be conducted at the Annual General Meeting?

It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individual(s) named as proxies will vote in accordance with their discretion with respect to such matters.

Who may attend the Annual General Meeting?

Only holders of our ordinary shares as of the Record Date or their legal proxy holders may attend the Annual General Meeting. All holders of our ordinary shares planning to attend the Annual General Meeting in person should contact our Investor Relations department at Ir@neogames.com by 5:59 a.m. Luxembourg time, on June 29, 2023 (i.e., 11:59 p.m. Eastern Time, on June 28, 2023) to reserve a seat. For admission, shareholders should come to the Annual General Meeting check-in area at least 15 minutes before the Annual General Meeting is scheduled to begin.

Registration will begin at 3:30 p.m. Luxembourg time and the Annual General Meeting will begin at 4:00 p.m. Luxembourg time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual General Meeting.

Registered Shareholders

To be admitted to the Annual General Meeting, you will need a form of photo identification. You will be admitted to the Annual General Meeting only if we are able to verify your status as a registered shareholder by checking your name against the list of registered shareholders on the Record Date.

Shareholders Holding in “Street Name”

To be admitted to the Annual General Meeting, you will need a form of photo identification and you must also bring valid proof of ownership of your ordinary shares on the Record Date. In order to vote at the Annual General Meeting you must bring a valid legal proxy from the holder of record.

If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Annual General Meeting.

When will voting results be announced?

The preliminary voting results will be announced at the Annual General Meeting. The final voting results will be tallied by the Broadridge and will be published following the Annual General Meeting on a Form 6-K that will be furnished to the Securities and Exchange Commission (the SEC).

Who will bear the costs of proxy solicitation?

The Company will bear the costs of solicitation of proxies for the Annual General Meeting. Directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxy cards must be received by the tabulation agent (Broadridge), or delivered to our officers in Israel at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time, on June 29, 2023 (i.e., 11:59 p.m. Eastern Time, on June 28, 2023), in order for such votes to be counted. Proxies delivered to the Company or to Broadridge following such times will be presented to the chair of the Annual General Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Where are the Proxy Materials available?

Copies of the Proxy Materials are available under the “Investor Relations” section of our Company’s website, https://ir.neogames.com/financials/sec-filings. The contents of that website are not a part of this Proxy Statement.

AGENDA ITEM NO. 1:

Approve the stand-alone annual statutory accounts of the Company for the year ended December 31, 2022, the approved consolidated statutory financial accounts for the year ended December 31, 2022, the report prepared by the Board of
Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé)

At the Annual General Meeting, shareholders will be informed of any conflicts of interest having taken place since the last annual general meeting of the shareholders of the Company and presented with the management report based on the Company’s consolidated financial statements included in the Company’s Form 20-F and the Company’s annual statutory accounts, as well as the reports of the approved statutory auditor (réviseur d’entreprises agréé) on the consolidated statutory financial statements and the annual accounts for the financial year ended December 31, 2022. Following these presentations, the shareholders will be asked to approve the following resolution:

Proposed resolution: In consideration of Form 20-F and the report of the approved statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated statutory financial statements and the Company’s annual statutory accounts for the financial year ended December 31, 2022, the Annual General Meeting RESOLVES to approve the annual statutory accounts for the year ended December 31, 2022 and further RESOLVES to approve the consolidated statutory financial statements for the year ended December 31, 2022.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Company’s annual statutory accounts and consolidated statutory financial statements for the financial year ended December 31, 2022.

AGENDA ITEM NO. 2:

Approve allocation of the Company’s annual results for the financial year ended December 31, 2022

At the Annual General Meeting, management will report that the Company’s operations resulted in a loss of USD 30,213,000 for the financial year ended December 31, 2022, based on the Company’s annual accounts for the financial year ended December 31, 2022, which shall be added to the existing accumulated losses of the Company.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting RESOLVES to add the loss of the financial year ended December 31, 2022 in the amount of USD 30,213,000 to the existing accumulated losses of the Company in the amount of USD 13,737,000, so that the accumulated losses of the Company amount to USD 43,950,000 after such addition.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of allocation of the Company’s annual results.

AGENDA ITEM NO. 3:

Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2022

Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the liability of members of the Board of Directors with respect to the performance of their duties during the completed financial year.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of the liability of members of the Board of Directors who served during the year ended December 31, 2022:

Proposed resolution: The Annual General Meeting RESOLVES to grant discharge (quitus) of liability to the members of the Board of Directors who were in office during the financial year ended December 31, 2022 for the proper performance of their duties.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge of the liability of the members of the Board of Directors.

AGENDA ITEM NO. 4:

Elect the following candidate and members of the Board of Directors, as applicable, for the period starting at this Annual General Meeting and ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2023:

•          Mr. Steve Capp (Director);

•          Mr. Aharon Aran (Director);

•          Mr. Mordechay (Moti) Malool (Malul) (Director);

•          Mr. Barak Matalon (Director);

•          Mr. Laurent Teitgen (Director); and

•          Mr. John E. Taylor, Jr. (Director and Chair).

Our Board of Directors currently consists of five (5) directors, two (2) of whom are independent pursuant to the rules of Nasdaq, and one (1) non-voting director acting in an observer capacity. Our articles of association provide that our Board of Directors shall always be composed of at least three (3) and no more than nine (9) directors. Pursuant to our articles of association, our directors are elected at the Annual General Meeting that will determine the duration of their respective terms, which may not exceed six (6) years.

Each of our five (5) current directors has been nominated for re-election at this Annual General Meeting. In addition, Mr. Steve Capp, who currently serves as a non-voting member of our Board of Directors in an observer capacity, has been nominated for election as a director at this Annual General Meeting. If elected at this Annual General Meeting, it is expected that Mr. Capp will be appointed as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Our Board of Directors has determined that Mr. Capp meets the “independence” requirements set forth under Nasdaq rules, including the heightened independence standards applicable to audit committee and compensation committee members. Our Board of Directors has also determined that Mr. Capp is financially literate.

As of April 21, 2023, Ms. Lisbeth McNabb resigned in her capacity as a member of the Board of Directors and also as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee. As a result, Nasdaq notified the Company that it was not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring that the Audit Committee be comprised of at least three independent directors. As such, we are relying on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual. Upon Mr. Capp's election to the Board of Directors and appointment to the Audit Committee, the Company will again be compliant with Nasdaq Listing Rule 5605(c)(2)(A).

In this context, at the Annual General Meeting the shareholders will be asked to approve the following resolution with respect to the appointment of the members of the Board of Directors for the current financial year:

Proposed resolution: The Annual General Meeting hereby ACKNOWLEDGES the resignation of Ms. Lisbeth McNabb in her capacity as a director of the Company and RESOLVES to elect Mr. Steve Capp, Mr. Aharon Aran, Mr. Mordechay (Moti) Malool (Malul), Mr. Barak Matalon, Mr. Laurent Teitgen and Mr. John E. Taylor, Jr. as directors of the Company for a term ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023.

The following is a brief biography of each of the proposed nominees standing for election at the Annual General Meeting:

Steve Capp was appointed as a non-voting member of our Board of Directors in an observer capacity on May 22, 2023. Mr. Capp has served as an independent financial advisor to the gaming and technology industries since May 2022. Prior to that, Mr. Capp served as EVP and CFO of Bally’s Corporation (NYSE: BALY), a regional gaming and hospitality company, from January 2019 until April 2022. During this time, Bally’s was taken public and subsequently acquired and integrated more than twenty (20) entities, including casino hotel properties and internet-based companies in the daily fantasy sports, free-to-play, sports wagering and iCasino spaces. Prior to Bally's, Mr. Capp was a director and financial consultant at Right Angle, a financial and strategic consulting firm, from April 2011 until December 2018. Mr. Capp also served on the board of Bally’s predecessor private company, Twin River Management Group, for approximately seven years and as a director, advisor or consultant for several other private gaming, hospitality and technology companies. Mr. Capp has also served as EVP and CFO for regional gaming and hospitality company Pinnacle Entertainment, Inc. Prior to these positions, Mr. Capp was in the financial services sector, working for many years with BancAmerica Securities, culminating in the position of Managing Director for Bear Stearns & Co., focusing on the U.S. leveraged finance market. Mr. Capp holds a finance degree from the University of Arizona and an MBA from the Wharton School of the University of Pennsylvania. We believe Mr. Capp is qualified to serve on our Board of Directors due to his extensive financial background and experience in the gaming and lottery industry.

Aharon Aran has served as member of our Board of Directors since September 2019. Mr. Aran currently serves as the Chief Executive Officer of the Israeli Audience Research Board, a position he has held since August 2019, and previously served as the Chief Executive Officer of TMF Media, Omnicom Media Group-Israel office, a leading global media agency network, from 2007 until 2019. Prior to the closing of the Aspire Tender Offer, Mr. Aran served on the board of directors of Aspire and as a member of its audit committee. Mr. Aran holds a B.A. in Economics and an M.B.A. from Tel Aviv University in Israel. We believe Mr. Aran is qualified to serve on our Board of Directors due to his history with the Company and experience as a director of Aspire.

Moti Malul has served as our and as NGS’, our Israeli subsidiary, Chief Executive Officer and as a member of our Board of Directors, since October 2018. Prior to that, Mr. Malul served as our Executive Vice President of Sales and Business Development for three years. Prior to our spin-off from Aspire in 2014, Mr. Malul served in various roles at Aspire for five years. Prior to joining Aspire, Mr. Malul served for over 12 years in key marketing and management positions in the telecommunications and internet industries, for companies such as Ericsson and Smile Media. Mr. Malul holds a B.A. in Business Administration from Bar-Ilan University in Israel, and an M.B.A from Tel Aviv University in Israel. We believe Mr. Malul is qualified to serve on our Board of Directors due to his deep understanding of the Company’s business and operations as a result of serving as the CEO of NeoGames S.A.

Barak Matalon, the co-founder of Aspire, has served as a member of our Board of Directors since our spin-off from Aspire in 2014. Mr. Matalon currently serves on the board of directors of Lotym Holdings Ltd. Prior to the closing of the Aspire Tender Offer, Mr. Matalon served on Aspire’s board of directors and as a member of its remuneration committee. Mr. Matalon holds a B.A. in Economics from the Academic College of Tel Aviv Jaffa in Israel. We believe Mr. Matalon is qualified to serve on our Board of Directors due to his history with the Company and experience from serving as a director of Aspire.

Laurent Teitgen has served as a member of our Board of Directors since April 2017. Mr. Teitgen currently serves on the board of directors of Codere Online Luxembourg S.A since November 2021, Ellomay Luxembourg Holdings S.à r.l. since September 2016, Chelsey Investissement S.C.A. since July 2016, Menora Central Europe Investments S.A. since November 2017, MiddleCap Group S.A. since April 2018, and Kaman Lux Holding S.à r.l since September 2015, and he is Head of Accounting Department at Fiduciaire Jean-Marc Faber S.à r.l, a private accounting firm, since May 2009. Mr. Laurent also serves as a member of the audit committee of Codere Online Luxembourg S.A since November 2021. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra).  Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France. We believe Mr. Teitgen is qualified to serve on our Board of Directors due to his extensive experience as a director of multiple international companies.

John E. Taylor, Jr. has served as a member of our Board of Directors since November 2020. Mr. Taylor has served as the managing director of Faulkner & Howe, LLC, a business consulting firm primarily focused on the internet gaming industry, since 2002. Mr. Taylor served as Chair of the board of directors of Twin River Worldwide Holdings (NYSE: TRWH) from 2010 to 2016, as Executive Chair from 2017 to 2019, and as a member of the audit, compensation and compliance committees from 2010 to 2019. Mr. Taylor was formerly the Chief Executive Officer and President of GameLogic, Inc., a provider of internet based games for the regulated gaming industry. Mr. Taylor also served as the President and Chief Executive Officer of Dreamport, the gaming and entertainment subsidiary of GTECH Corporation, a then-NYSE listed company while also serving as a member of the Executive Management Committee of GTECH. Earlier in his career he served as a senior advisor to the Governor of Rhode Island. Mr. Taylor currently serves as a Trustee of Johnson & Wales University and holds a Bachelor of Science degree from Rhode Island College. In 2018, Mr. Taylor received an honorary Doctor of Business Administration from Johnson & Wales University. We believe Mr. Taylor is qualified to serve on our Board of Directors due to his deep understanding of the gambling and lottery industry resulting from his experiences as the Chair of the board of directors of Twin River Worldwide Holdings; the Chief Executive Officer and President of GameLogic, Inc, and his role as a senior executive of GTECH Corporation.

Vote Required and Recommendation of Board of Directors

The election of each nominee for the Board of Directors requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the election of each of the candidate and director nominees named above to serve until the general meeting approving the annual accounts for the financial year ending December 31, 2023.

AGENDA ITEM NO. 5:

Approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023

The Company, based upon the recommendation of the Board of Directors, is submitting for approval the appointment of Atwell as its Luxembourg statutory auditor (réviseur d’entreprises agréé) for the year ending December 31, 2023 and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as its independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023.

The advance approval of the Company’s Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. The Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The total compensation that was paid by the Company and its subsidiaries to the Company’s independent registered public accounting firm, BDO, in each of the previous two fiscal years, is included under item 16C of Form 20-F.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Atwell as Luxembourg statutory auditor (réviseur d’entreprises agréé) and Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the appointment of Atwell as Luxembourg statutory auditor (réviseur d’entreprises agréé) and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023.

AGENDA ITEM NO. 6:

Approve the directors’ remuneration for the year ending December 31, 2023

Our non-executive directors receive compensation for service on our Board of Directors. Directors who serve as officers of the Company do not receive additional compensation for service on our Board of Directors.

Pursuant to exercise of the business judgement and after review of their respective backgrounds and qualifications, our Compensation Committee and the Board of Directors recommended that the following compensation be paid to our non-executive directors in 2023, subject to their reappointment at this Annual General Meeting, as follows (the FY 2023 Compensation):

•
Mr. John E. Taylor, Jr.: annual board and committee fees consisting of cash compensation of $210,000 in equal monthly installments and equity compensation in the form of a grant of 14,168 restricted share units vesting on June 30, 2024; if the Company undergoes a change of control prior to such date, then all restricted share units shall automatically accelerate and become fully-vested; and

•
Mr. Laurent Teitgen: annual board and committee fees consisting of cash compensation of $90,000 in equal monthly installments and equity compensation in the form of a grant of 3,542 restricted share units vesting on June 30, 2024; if the Company undergoes a change of control prior to such date, then all restricted share units shall automatically accelerate and become fully vested.

•
Mr. Steve Capp: annual board and committee fees consisting of cash compensation of $100,000 in equal monthly installments and equity compensation in the form of a grant of 3,400 restricted share units vesting on June 30, 2024; if the Company undergoes a change of control prior to such date, then the entire annual fee shall be payable and all restricted share units shall automatically accelerate and become fully vested.

Subject to their election at the Annual General Meeting, the Board of Directors and our Compensation Committee also recommended that the agreement with Mr. Capp entered into on May 21, 2023 and the agreements with Mr. John E. Taylor, Jr. and Mr. Laurent Teitgen entered into with each such director on December 16, 2022 should be approved (together with the FY 2023 Compensation, the Remuneration Arrangements).

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting hereby RESOLVES to approve the Remuneration Arrangements with respect to the directors of the Company for the year ending December 31, 2023.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Remuneration Arrangements with respect to the directors of the Company for the year ending December 31, 2023.

AGENDA ITEM NO. 7:

Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting hereby RESOLVES to authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, and each lawyer practicing within, or employee of, Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the delegation of powers to Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar.

CORPORATE GOVERNANCE

Our articles of association provide that the Board of Directors must be composed of at least three (3) members and no more than nine (9) members. Our Board of Directors currently consists of five (5) directors, two (2) of whom are independent pursuant to the rules of Nasdaq. Each director holds office for the term determined by the general meeting of the shareholders, but not exceeding six (6) years, or until his or her successor has been appointed. A member of the Board of Directors may be removed at any time, with or without cause, by a resolution of the general meeting of the shareholders (and in accordance with the nomination rights as further set out in our articles of association).

Controlled Company Exemption

In addition to exemptions on which we may rely as a foreign private issuer, our founding shareholders, Mr. Barak Matalon, Mr. Elyahu Azur and Mr. Aharon Aran (collectively, the Founding Shareholders), beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore be able to rely on certain exemptions as a “controlled company” as set forth in Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We utilize the exemption from the requirement to have a majority of the board of directors consist of independent directors. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on Nasdaq.

Board Committee Composition

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of our committees operates under a written charter that has been approved by our Board of Directors. You can access our current committee charters in the “Governance” section of our website located at https://ir.neogames.com/governance/documents-and-charters. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.

Compensation Committee

Our Compensation Committee, which consists of Mr. John E. Taylor, Jr. and Mr. Laurent Teitgen, assists our Board of Directors in determining executive officer compensation. Mr. John E. Taylor, Jr. serves as chair of the committee. The committee recommends to our Board of Directors the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of our Compensation Committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Our Board of Directors has determined that all of our Compensation Committee members meet this heightened standard. If shareholders at this Annual General Meeting elect Mr. Steve Capp as a director pursuant to Proposal 4, it is expected that Mr. Capp will serve as a member of the Compensation Committee. Our Board of Directors has determined that Mr. Capp meets the heightened independence standard applicable to members of our Compensation Committee.

The responsibilities of our Compensation Committee include:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•
determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

The Compensation Committee met four times in 2022.

Audit Committee

Our Audit Committee, which consists of Mr. John E. Taylor, Jr. and Mr. Laurent Teitgen, assists our Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. John E. Taylor, Jr. serves as chair of the Audit Committee. The Audit Committee consists exclusively of members of our Board of Directors who are financially literate, and Mr. John E. Taylor, Jr. is considered an “audit committee financial expert” as defined by the SEC. Our Board of Directors has determined that Mr. John E. Taylor, Jr. and Mr. Laurent Teitgen meet the “independence” requirements set forth under Nasdaq rules, including the heightened independence standards applicable to audit committee members.

As of April 21, 2023, Ms. Lisbeth McNabb resigned in her capacity as a member of the Board of Directors and also as chair of the Audit Committee. As a result, Nasdaq notified the Company that it was not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring three members on our Audit Committee. As such, we are relying on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual. If shareholders at this Annual General Meeting elect Mr. Steve Capp as a director pursuant to Proposal 4, it is expected that Mr. Capp will serve as a member of the Audit Committee. Upon his election to the Board of Directors and appointment to the Audit Committee, the Company will again be compliant with Nasdaq Listing Rule 5605(c)(2)(A). Our Board of Directors has determined that Mr. Capp meets the “independence” requirements under Nasdaq rules, including the heightened independence standards applicable to audit committee members. Our Board of Directors has also determined that Mr. Capp is financially literate.

The Audit Committee is governed by a charter that complies with Nasdaq rules. The responsibilities of our Audit Committee include:

•	recommending the appointment of the independent auditor to the general meeting of the shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to our Board of Directors on at least an annual basis;

•
reviewing and discussing with our Board of Directors and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements;

•	reviewing and discussing the Company’s policies with respect to risk assessment and risk management, including the management of financial risks, cybersecurity and information security risks.

•
establishing procedures for receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•
reviewing and approving transactions (other than transaction related to the compensation or terms of services) that require the committee’s approval under the rules of Nasdaq and in accordance with our related person transaction policy and procedures.

The Audit Committee met six times in 2022.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee, which consists of Mr. John E. Taylor, Jr. and Mr. Laurent Teitgen, assists our Board of Directors in identifying individuals qualified to become members of our Board of Directors consistent with criteria established by our Board of Directors and in developing our corporate governance principles. Mr. John E. Taylor, Jr. serves as chair of the committee. If shareholders at this Annual General Meeting elect Mr. Steve Capp as a director pursuant to Proposal 4, it is expected that Mr. Capp will serve as a member of the Nominating and Corporate Governance Committee. The responsibilities of our Nominating and Corporate Governance Committee include:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our Board of Directors;

•	recommending nominees for selection to our Board of Directors and its corresponding committees;

•	making recommendations to our Board of Directors as to determinations of board member independence;

•	leading our Board of Directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of the shareholders the compensation for our board members;

•	overseeing our ESG policies, programs and strategies; and

•
developing and recommending to our Board of Directors our rules governing the Board of Directors and code of business conduct, reviewing and reassessing the adequacy of such rules and recommending any proposed changes to our Board of Directors.

The Nominating and Corporate Governance Committee met four times in 2022.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Annual General Meeting other than those set forth above. If any other matters do properly come before the Annual General Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chair, the non-executive directors as a group, or the chair of any committee of the Board of Directors by writing to them at the following address:

NeoGames S.A.
Société anonyme
63-65, rue de Merl,
L-2146 Luxembourg
Attn: Mr. Raviv Adler, CFO

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Chief Financial Officer and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the Annual General Meeting must comply with the requirements of the Luxembourg Companies Act. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s Annual Report, filed on Form 20-F with the SEC on April 28, 2023, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results furnished of Form 6-K, are available for viewing and downloading on the SEC’s website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at https://ir.neogames.com/financials/sec-filings. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Luxembourg
May 26, 2023

By order of the Board of Directors:
John E. Taylor, Jr.
Chair of the Board